Exhibit 99.1

Merus Labs Appoints Frank Rotmann VP & Head of European Operations

TORONTO, May 26, 2015 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI]  is pleased to announce the appointment of Frank Rotmann as Vice President and Head of European Operations, effective today.

Based in Zurich, Switzerland, Mr. Rotmann has over 20 years of experience in the pharmaceutical industry. Most recently, he held the position of VP for Central Eastern Europe for Takeda Pharmaceuticals. Previously, Mr. Rotmann held both country and regional responsibilities with full P&L accountability and a strong record of transforming businesses to profitable growth.

Mr. Rotmann has also held European and US-based leadership roles at Eli Lilly, Sanofi, Altana and Nycomed and has a Master of Business and Engineering degree from the Karlsruhe Institute of Technology (KIT) in Germany.

"We are thrilled to welcome Frank to the Merus executive team," said Barry Fishman, Chief Executive Officer. "His deep knowledge of pharmaceutical lifecycle management and results-driven approach will be valuable assets to take our European business to the next level."

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0000030082

For further information: Merus Labs International Inc., Tel: (416) 593-3725, Or contact our investor relations department at: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 11:23e 26-MAY-15